2016

1st quarter

Financial statements
and review



Statoil reports adjusted earnings of USD 857 million in the first quarter of 2016

- **Strong operational performance - financial results affected by low price environment**
- **Continuing to capture cost reductions and efficiency gains**
- **Maintaining competitive capital distribution of USD 0.2201 per share**

"Our financial results were affected by low oil and gas prices in the quarter. We delivered strong operational performance across all business areas, high production efficiency and results in line with expectations from liquids trading and refining. The guidance for 2016 is maintained," says Eldar Sætre, President and CEO of Statoil ASA.

"The industry is facing challenges. However, I am pleased to see progress consistent with the priorities we presented in February. We have a firm plan to improve efficiency and make faster and deeper cost reductions. We are radically improving our project break evens and we are on track to re-set costs and thereby impact the parameters that we can control", says Sætre.

Adjusted earnings were USD 857 million in the first quarter compared to USD 2,945 million in the same period in 2015. The reduction was primarily a consequence of significantly lower liquids and gas prices, partially offset by good operational performance and reduced underlying operating costs. Adjusted earnings after tax were USD 122 million in the first quarter, down from USD 902 million in the same period last year.

IFRS net income was USD 611 million in the first quarter compared to a net loss of USD 4,571 million in the same period of 2015. Net impairment reversals of USD 308 million before tax in the first quarter of 2016 positively impacted the IFRS results compared to net impairment charges of USD 5,935 million before tax in the same period last year.

Statoil delivered equity production of 2,054 mboe per day in the first quarter. The underlying production growth in the quarter, after adjusting for divestments, was 2% compared to the first quarter last year. Production from the Norwegian continental shelf (NCS) grew 2% in the first quarter of 2016 compared to last year, adjusted for divestments. Equity production outside of Norway was 734 mboe per day, in line with the first quarter last year, adjusted for transactions. In the first quarter Statoil made two small discoveries on the NCS. As of 31 March 2016, Statoil had completed seven wells, with four wells on-going. Adjusted exploration expenses in the quarter were USD 280 million, down from USD 351 million in the first quarter of 2015.

Cash flow from operations amounted to USD 2,205 million in the first quarter compared to USD 3,740 million in the same period last year. In light of the low liquids and gas prices in the quarter, Statoil maintained a strong capital structure, and net debt to capital employed at the end of the quarter was 28.1%. Organic capital expenditure was USD 2.4 billion in the first three months of 2016.

The board of directors has decided to pay a dividend of USD 0.2201 per ordinary share for the first quarter. Subject to approval of the proposed scrip dividend programme at the annual general meeting on 11 May 2016, shareholders will get the option to receive the dividend for the first quarter in newly issued shares in Statoil at a 5% discount. Further information on the scrip dividend programme for the first quarter will be published in due course.

The serious incidents frequency indicator was revised as from 2016, and caters now for Safety and Security incidents with an actual serious consequence. The twelve month average Actual Serious incident frequency (Actual SIF) was 0.21 per 31 March 2016, compared to 0.20 in the same period last year.

As from the first quarter 2016, Statoil changed its presentation currency to USD. For information purposes certain key figures are available in NOK in the Supplementary section to the total quarterly report.

| | | Quarters | | Change |
	Q1 2016	Q4 2015	Q1 2015	Q1 on Q1
IFRS Net operating income (USD million)	**1,060**	152	(3,303)	N/A
Adjusted earnings (USD million) [5]	**857**	1,778	2,945	(71%)
IFRS Net income (USD million)	**611**	(1,122)	(4,571)	N/A
Adjusted earnings after tax (USD million) [5]	**122**	(1,588)	902	(86%)
Total equity liquids and gas production (mboe per day) [4]	**2,054**	2,046	2,056	(0%)
Group average liquids price (USD/bbl) [1]	**29**	38	47	(39%)

Key events since fourth quarter 2015:

- Drilling of the first of a total of 35 wells for the first phase of the Johan Sverdrup field development commenced early March
- Statoil announced the acquisition of 11.93% of the shares and votes in Lundin Petroleum, increasing Statoil's exposure to core field development projects and growth assets on NCS, including Johan Sverdrup and Edvard Grieg
- In the Awards in Predefined Areas (APA) round 2015, Statoil was awarded interest in 24 licences on the NCS, the highest number of licences since 2005
- In April, Statoil entered the German offshore wind market, through a 50% acquisition of the Arkona offshore wind farm, providing renewable energy for up to 400,000 households in Germany

FIRST QUARTER 2016 GROUP REVIEW

The first quarter financial results continued to be characterised by the low price environment. Strong operational performance and a positive cost development affected earnings positively.

Total equity liquids and gas production [4] was 2,054 mboe per day in the first quarter of 2016, at the same level as in the first quarter of 2015. Expected natural decline on mature fields and lower ownership shares from divestments were offset by stronger operational performance and new production from ramp-up and start-up on various fields.

Total entitlement liquids and gas production [3] was slightly up by 2% to 1,909 mboe per day compared to 1,878 mboe per day in the first quarter of 2015. The increase was due to a beneficial effect from production sharing agreements (PSA effect), mainly as a result of the decline in oil prices. The PSA effect was 100 mboe per day in the first quarter of 2016 compared to 134 mboe per day in the first quarter of 2015.

Net operating income (IFRS) was USD 1,060 million in the first quarter of 2016, compared to negative USD 3,303 million in the first quarter of 2015.

In the first quarter of 2016, net operating income was positively affected by net impairment reversals of USD 308 million, mainly due to improved production profiles and lower operating and capital expenditures on both conventional and un-conventional assets.

In the first quarter of 2015, net operating income was negatively impacted by net impairment charges of USD 5,935 million as a result of downward revisions of long term price assumptions.

Adjusted earnings [5] were USD 857 million in the first quarter of 2016, down 71% from USD 2,945 million in the first quarter of 2015 primarily due to the significant drop in liquids prices and the reduction in gas prices. Lower margins for gas sales and trading activity and lower refinery margins added to the decrease, which was only partially offset by lower adjusted expenses.

Adjusted operating and administrative expenses decreased by 20% to USD 2,400 million in the first quarter of 2016 compared to the first quarter of 2015, mainly due to reduced operational costs, lower maintenance activity and effects from on-going cost reduction initiatives. Lower transportation costs, diluent expenses and royalties as a result of the reduced prices and lower volumes, also contr buted to the decrease. Excluding the positive effect from the exchange rate development in USD towards other currencies, adjusted operating and administrative expenses decreased by 15% compared to the first quarter of 2015.

Adjusted depreciation was down 13% in the first quarter of 2016 compared to the first quarter of 2015. The net impairment of assets in 2015, positive effect from the exchange rate development and revisions of proved reserves for certain assets led to decreased depreciation costs compared to the first quarter of 2015. The decrease was partially offset by higher production from ramp-up and start-up on various fields.

Adjusted exploration expenses decreased by 20% to USD 280 million in the first quarter of 2016, mainly due to lower drilling activity and relatively more expensive wells being drilled in the first quarter of 2015, partially offset by a lower capitalisation rate in the first quarter of 2016.

Adjusted earnings (in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
Adjusted total revenues and other income	**10,179**	13,219	15,662	(35%)
Adjusted purchases [6]	**(4,223)**	(5,810)	(6,603)	(36%)
Adjusted operating and administrative expenses	**(2,400)**	(2,407)	(2,990)	(20%)
Adjusted depreciation	**(2,418)**	(2,735)	(2,772)	(13%)
Adjusted exploration expenses	**(280)**	(490)	(351)	(20%)
Adjusted earnings [5]	**857**	1,778	2,945	(71%)
Adjusted earnings after tax [5]	**122**	(1,588)	902	(86%)

Adjusted earnings after tax [5] were USD 122 million in the first quarter of 2016, which reflects an effective tax rate on adjusted earnings of 85.8%, compared to 69.4% in the first quarter of 2015. The effective tax rate increased mainly due to losses (including non-deductible exploration losses in the Development and Production International segment) and relatively higher adjusted earnings from the NCS in the first quarter of 2016. Adjusted earnings from the NCS are subject to higher than average tax rates. The increase was partially offset by low tax rates on adjusted earnings in the Marketing, Midstream and Processing segment.

Cash flows provided by operating activities were USD 2,205 million in the first quarter of 2016 compared to USD 3,740 million in the first quarter of 2015. Excluding working capital movements and taxes paid, cash flows provided by operating activities were USD 3,386 million in the first quarter of 2016 compared to USD 5,765 million in the first quarter of 2015. The 41% decrease was mainly due to reduced liquids and gas prices.

Cash flows used in investing activities were USD 2,337 million in the first quarter of 2016 compared to USD 8,338 million in the first quarter of 2015. The decrease of USD 6,001 million was mainly due an increase in financial investments of USD 4,857 million in the first quarter of 2015 compared to a decrease in financial investments of USD 451 million in the first quarter of 2016.

Cash flows used in financing activities were USD 248 million in the first quarter of 2016 compared to cash flows provided by financing activities of USD 2,742 million in the first quarter of 2015, a change of USD 2,990 million. The significant cash provided by financing activities in the first quarter of 2015 reflect mainly the issuance of new debt of USD 4,262 million which was partially offset by the repayment of debt of USD 1,427 million.

Free cash flow [11] in the first quarter of 2016 was negative USD 1,383 million compared to negative USD 144 million for the first quarter of 2015, mainly due to reduced liquids and gas prices.

OUTLOOK

- **Organic capital expenditures** for 2016 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern) are estimated at around USD 13 billion
- Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 2 billion for 2016, excluding signature bonuses
- Statoil expects to deliver **efficiency improvements** with pre-tax cash flow effects of around USD 2.5 billion from 2016
- Statoil's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2014 – 2017, **organic production growth** [7] is expected to come from new projects resulting in around 1% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments
- The **equity production** for 2016 is estimated to be somewhat lower than the 2015 level due to Statoil's value over volume-approach
- **Scheduled maintenance activity** is estimated to reduce quarterly production by approximately 55 mboe per day in the second quarter of 2016. In total, maintenance is estimated to reduce equity production by around 60 mboe per day for the full fiscal year 2016, which is higher than the 2015 impact
- **Indicative effects from Production Sharing Agreement (PSA-effect) and US royalties** are estimated to be around 135 mboe per day in 2016 based on an oil price of USD 40 per barrel and 165 mboe per day based on an oil price of USD 70 per barrel [4]
- **Deferral of production** to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

First quarter 2016 review

Average daily production of liquids and gas increased by 2% to 1,320 mboe per day in the first quarter of 2016 compared to the first quarter of 2015. The increase was mainly due to stronger operational performance from several fields and ramp-up of new fields, partially offset by expected natural decline on mature fields and lower gas sales.

Net operating income for Development and Production Norway (DPN) was USD 1,325 million in the first quarter of 2016. In the first quarter of 2015, net operating income was USD 2,047 million, negatively impacted by lower fair value of derivatives of USD 298 million and impairment charges of USD 140 million.

Adjusted earnings [5] were USD 1,301 million, down 47% compared to the first quarter of 2015. The decrease was mainly due to drop in liquids and gas prices, partially offset by increased production and the NOK/USD exchange rate development.

Adjusted operating and administrative expenses decreased mainly due to the results of efficiency gains from improvement initiatives and the NOK/USD exchange rate development. Adjusted depreciation decreased mainly due to the NOK/USD exchange rate development and decreased asset retirement obligations, partially offset by ramp-up of new fields. Adjusted exploration expenses decreased mainly due to lower drilling activity and more expensive wells being drilled in the first quarter of 2015.

Adjusted earnings (in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
Adjusted total revenues and other income	**3,225**	4,096	4,930	(35%)
Adjusted operating and administrative expenses	**(628)**	(682)	(904)	(31%)
Adjusted depreciation	**(1,228)**	(1,316)	(1,429)	(14%)
Adjusted exploration expenses	**(69)**	(90)	(154)	(55%)
Adjusted earnings [5]	**1,301**	2,008	2,443	(47%)

DEVELOPMENT AND PRODUCTION INTERNATIONAL

First quarter 2016 review

Average equity production of liquids and gas in the first quarter of 2016 decreased by 3% to 734 mboe per day compared to the first quarter of 2015. The divestment of the Shah Deniz project, natural decline on various fields and higher effect of planned turnarounds were offset by ramp-up on the Corrib and Jack/St. Malo –fields and positive operational effects on the Marcellus shale play.

Average daily entitlement production of liquids and gas in the first quarter of 2016 increased by 1% to 589 mboe per day compared to the first quarter of 2015. The increase was due to a beneficial effect from production sharing agreements (PSA effect), mainly driven by the decline in prices. The PSA effect was 100 mboe per day in the first quarter of 2016 compared to 134 mboe per day in the first quarter of 2015.

Net operating income for Development and Production International (DPI) was negative USD 473 million compared to negative USD 6,134 million in the first quarter of 2015. In the first quarter of 2016, net reversal of impairments of USD 314 million positively impacted net operating income. In the first quarter of 2015, net operating income was negatively impacted by net impairment charges of USD 5,795 million.

Adjusted earnings [5] were negative USD 800 million in the first quarter of 2016, down from negative USD 282 million in the first quarter of 2015. The negative development was mainly due to lower realised oil and gas prices, partially offset by lower operating expenses and depreciation.

Adjusted operating and administrative expenses decreased due to lower operation and maintenance costs relating to various fields, in addition to lower diluent expenses and royalties caused by reduced prices and lower volumes. Portfolio changes added further to the decrease. The decreases were partly offset by higher transportation expenses in the US and operating costs for new fields coming on stream. Adjusted depreciation decreased primarily due to higher reserves estimates and the effect from the net impairments of assets in 2015. Higher production volumes from the start-up and ramp-up of new fields partially offset the decrease in depreciation. Adjusted exploration expenses increased by 7% to USD 211 million in the first quarter of 2016, mainly due to a lower capitalisation rate as a result of unsuccessful drilling compared to first quarter of 2015. Lower drilling activity and less expensive wells being drilled in the first quarter of 2016 partially offset the increase.

Adjusted earnings (in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
Adjusted total revenues and other income	**1,198**	1,747	1,962	(39%)
Adjusted operating and administrative expenses	**(697)**	(729)	(830)	(16%)
Adjusted depreciation	**(1,087)**	(1,284)	(1,215)	(11%)
Adjusted exploration expenses	**(211)**	(400)	(198)	7%
Adjusted earnings [5]	**(800)**	(674)	(282)	>100%

MARKETING, MIDSTREAM AND PROCESSING

First quarter 2016 review

Natural gas sales volumes in the first quarter of 2016 amounted to 14.9 billion standard cubic meters (bcm), down 4% compared to the first quarter of 2015. The decrease was mainly due to lower third-party volumes and divestments. Of the total gas sales in the first quarter of 2016, entitlement gas was 12.2 bcm compared to 12.1 bcm in the first quarter of 2015.

Average invoiced European natural gas sales price [8] decreased by 31% due to abundant gas supply, combined with a comparatively mild winter. **Average invoiced North American piped gas sales price [8]** decreased by 48% due to abundant gas supply, combined with warmer weather conditions in the Northeast in the first quarter of 2016 compared to the first quarter of 2015.

Net operating income for Marketing, Midstream and Processing (MMP) for the first quarter of 2016 was USD 303 million compared to USD 831 million in the first quarter of 2015. Net operating income was negatively impacted by changes in the market value of storage and future physical contracts of USD 149 million.

Adjusted earnings [5] were USD 431 million in the first quarter of 2016, compared to USD 890 million in the first quarter of 2015. The decrease was mainly due to lower margins for gas sales and trading activity, partially as a result of realised sales being less exposed to longer dated price markers than reflected in the transfer price formula. Lower refinery margins added to the decrease. Adjusted operating and administrative expenses decreased as a result of lower transportation costs, effects from the on-going cost initiatives and the NOK/USD exchange rate development.

Adjusted earnings (in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
Adjusted total revenues and other income	**10,052**	12,805	15,508	(35%)
Adjusted purchases [6]	**(8,525)**	(11,198)	(13,318)	(36%)
Adjusted operating and administrative expenses	**(1,023)**	(1,089)	(1,208)	(15%)
Adjusted depreciation	**(73)**	(95)	(92)	(21%)
Adjusted earnings [5]	**431**	424	890	(52%)

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2016

With effect from the first quarter of 2016 the financial statements are presented in US dollars (USD). Comparative data has been converted from Norwegian kroner (NOK) to USD accordingly. For more information concerning this re-presentation see note 9 *Change of presentation currency – re-presentation of comparative periods* to these Condensed interim financial statements.

CONSOLIDATED STATEMENT OF INCOME

(unaudited, in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Full year 2015
Revenues	**10,087**	12,809	15,404	57,900
Net income from equity accounted investments	**20**	(35)	39	(29)
Other income	**8**	320	70	1,770
Total revenues and other income	**10,115**	13,093	15,513	59,642
Purchases [net of inventory variation]	**(4,170)**	(5,974)	(6,586)	(26,254)
Operating expenses	**(2,247)**	(2,246)	(2,928)	(10,512)
Selling, general and administrative expenses	**(247)**	(270)	(244)	(921)
Depreciation, amortisation and net impairment losses	**(2,039)**	(3,972)	(7,338)	(16,715)
Exploration expenses	**(351)**	(480)	(1,721)	(3,872)
Net operating income	**1,060**	152	(3,303)	1,366
Net financial items	**625**	(625)	173	(1,311)
Income before tax	**1,685**	(473)	(3,129)	55
Income tax	**(1,074)**	(649)	(1,441)	(5,225)
Net income	**611**	(1,122)	(4,571)	(5,169)
Attributable to equity holders of the company	**607**	(1,126)	(4,578)	(5,192)
Attributable to non-controlling interests	**4**	4	8	22
Basic earnings per share (in USD)	**0.19**	(0.35)	(1.44)	(1.63)
Diluted earnings per share (in USD)	**0.19**	(0.35)	(1.44)	(1.63)
Weighted average number of ordinary shares outstanding (in millions)	**3,180**	3,178	3,180	3,179

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited, in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Full year 2015
Net income	**611**	(1,122)	(4,571)	(5,169)
Actuarial gain (loss) on defined benefit pension plans	**(221)**	1,013	359	1,599
Income tax effect on income and expenses recognised in OCI	**60**	(290)	(101)	(461)
Items that will not be reclassified to the Consolidated statement of income	**(161)**	722	258	1,138
Currency translation adjustments	**1,357**	(656)	(2,266)	(3,976)
Net gain (loss) from available for sale financial assets	**89**	0	0	0
Items that may be subsequently reclassified to the Consolidated statement of income	**1,445**	(656)	(2,266)	(3,976)
Other comprehensive income	**1,284**	66	(2,008)	(2,838)
Total comprehensive income	**1,895**	(1,056)	(6,578)	(8,007)
Attributable to the equity holders of the company	**1,891**	(1,060)	(6,586)	(8,030)
Attributable to non-controlling interests	**4**	4	8	22

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	At 31 March 2016	At 31 December 2015	At 31 March 2015	At 31 December 2014
ASSETS				
Property, plant and equipment	64,576	62,006	68,571	75,619
Intang ble assets	9,494	9,452	9,447	11,458
Equity accounted investments	835	824	1,465	1,127
Deferred tax assets	1,775	2,022	2,037	1,732
Pension assets	1,242	1,284	916	1,072
Derivative financial instruments	3,294	2,697	3,557	4,023
Financial investments	3,037	2,336	2,364	2,634
Prepayments and financial receivables	849	967	971	766
Total non-current assets	85,102	81,588	89,328	98,430
Inventories	2,594	2,502	3,029	3,193
Trade and other receivables	6,868	6,671	9,699	11,212
Derivative financial instruments	407	542	844	717
Financial investments	9,292	9,817	12,110	7,968
Cash and cash equivalents	8,540	8,623	8,657	11,182
Total current assets	27,700	28,154	34,338	34,272
Total assets	112,802	109,742	123,666	132,702
EQUITY AND LIABILITIES				
Shareholders' equity	42,162	40,271	44,643	51,225
Non-controlling interests	36	36	53	57
Total equity	42,198	40,307	44,696	51,282
Finance debt	30,210	29,965	30,930	27,593
Deferred tax liabilities	7,553	7,421	8,259	9,613
Pension liabilities	3,213	2,979	3,486	3,752
Provisions	13,192	12,422	15,389	15,766
Derivative financial instruments	935	1,285	993	611
Total non-current liabilities	55,105	54,073	59,057	57,335
Trade and other payables	9,003	9,333	11,896	13,545
Current tax payable	3,151	2,740	5,532	5,321
Finance debt	2,796	2,326	2,306	3,561
Dividends payable	0	700	0	770
Derivative financial instruments	550	264	178	887
Total current liabilities	15,499	15,363	19,913	24,085
Total liabilities	70,604	69,436	78,970	81,420
Total equity and liabilities	112,802	109,743	123,666	132,702

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2014	1,139	5,714	45,677	(1,305)	(0)	51,225	57	51,282
Net income for the period			(4,578)			(4,578)	8	(4,571)
Other comprehensive income			258	(2,266)	0	(2,008)		(2,008)
Total comprehensive income								(6,578)
Dividends			1			1		1
Other equity transactions		2	0			2	(11)	(9)
At 31 March 2015	1,139	5,717	41,358	(3,571)	(0)	44,643	53	44,696
At 31 December 2015	1,139	5,720	38,693	(5,281)	(0)	40,271	36	40,307
Net income for the period			607			607	4	611
Other comprehensive income			(161)	1,357	89	1,284		1,284
Total comprehensive income								1,895
Dividends			0			0		0
Other equity transactions		1	(0)			0	(5)	(5)
At 31 March 2016	**1,139**	**5,720**	**39,138**	**(3,924)**	**89**	**42,162**	**36**	**42,198**

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Full year 2015
Income before tax	1,685	(473)	(3,129)	55
Depreciation, amortisation and net impairment losses	2,039	3,972	7,338	16,715
Exploration expenditures written off	142	(108)	1,423	2,164
(Gains) losses on foreign currency transactions and balances	(614)	424	447	1,166
(Gains) losses on sales of assets and businesses	(5)	(301)	(59)	(1,716)
(Increase) decrease in other items related to operating activities	712	367	(299)	558
(Increase) decrease in net derivative financial instruments	(526)	262	12	1,551
Interest received	68	81	114	363
Interest paid	(115)	(137)	(81)	(443)
Cash flows provided by operating activities before taxes paid and working capital items	3,386	4,087	5,765	20,414
Taxes paid	(743)	(2,226)	(1,671)	(8,078)
(Increase) decrease in working capital[1]	(438)	357	(354)	1,292
Cash flows provided by operating activities	2,205	2,218	3,740	13,628
Additions through business combinations	0	(398)	0	(398)
Capital expenditures and investments	(2,821)	(3,214)	(3,963)	(15,518)
(Increase) decrease in financial investments	451	2,810	(4,857)	(2,813)
(Increase) decrease in other non-current items	23	(136)	1	(22)
Proceeds from sale of assets and businesses	10	690	481	4,249
Cash flows used in investing activities	(2,337)	(248)	(8,338)	(14,501)
New finance debt	0	9	4,262	4,272
Repayment of finance debt	(3)	(11)	(1,427)	(1,464)
Dividend paid	(697)	(658)	(757)	(2,836)
Net current finance debt and other	452	(224)	665	(701)
Cash flows provided by (used in) financing activities	(248)	(884)	2,742	(729)
Net increase (decrease) in cash and cash equivalents	(379)	1,086	(1,856)	(1,602)
Effect of exchange rate changes on cash and cash equivalents	296	(194)	(580)	(871)
Cash and cash equivalents at the beginning of the period (net of overdraft)	8,613	7,721	11,085	11,085
Cash and cash equivalents at the end of the period (net of overdraft)[2]	8,530	8,613	8,650	8,613

1) (Increase)/decrease in items under operating activities include currency effects.
2) At 31 March 2016 cash and cash equivalents included a net bank overdraft of USD 10 million. At 31 December 2015 and at 31 March 2015 cash and cash equivalents included a net bank overdraft of USD 10 million and USD 7 million, respectively.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the first quarter of 2016 were authorised for issue by the board of directors on 26 April 2016.

Basis of preparation
These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Consolidated interim financial statements is included in Statoil`s Consolidated annual financial statements for 2015.

On 1 January 2016 Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollar (USD), mainly in order to better reflect the underlying USD exposure of Statoil's business activities and to align with industry practice. See note 9 *Change of presentation currency – re-presentation of comparative periods* for further information about the change and its impact on the financial statements.

There have been no other changes to significant accounting policies in the first quarter of 2016 compared to the annual financial statements for 2015.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparative periods have been re-presented to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPUSA and DPI which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segment NES is reported in the reporting segment Other.

As of 1 January 2016, certain assets and operations, with a book value of USD 1,487 million, previously included in the MMP operating segment are now managed as part of the DPUSA operating segment and are now reported as part of the Development and Production International reporting segment. Comparative periods have not been restated, as the impact on the segments has been considered immaterial.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2016 and 2015 is presented below. The reported measure of segment profit is net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

First quarter 2016 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	22	137	9,909	27	0	10,095
Revenues inter-segment	3,317	1,000	12	(2)	(4,327)	0
Net income from equity accounted investments	0	2	13	5	0	20
Total revenues and other income	3,338	1,139	9,934	31	(4,327)	10,115
Purchases [net of inventory variation]	0	(3)	(8,485)	(0)	4,318	(4,170)
Operating and SG&A expenses	(717)	(626)	(1,073)	(103)	24	(2,495)
Depreciation, amortisation and net impairment losses	(1,228)	(702)	(73)	(37)	0	(2,039)
Exploration expenses	(69)	(282)	0	0	0	(351)
Net operating income	1,325	(473)	303	(108)	14	1,060
Additions to PP&E, intangibles and equity accounted investments	1,234	1,016	118	115	0	2,482
Balance sheet information						
Equity accounted investments	6	437	123	269	0	835
Non-current segment assets	29,631	39,264	4,414	761	0	74,070
Non-current assets, not allocated to segments						10,197
Total non-current assets						85,102

First quarter 2015 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	(274)	303	15,356	90	0	15,474
Revenues inter-segment	5,057	1,648	60	0	(6,765)	0
Net income from equity accounted investments	3	13	27	(4)	0	39
Total revenues and other income	4,786	1,964	15,442	86	(6,765)	15,513
Purchases [net of inventory variation]	(0)	(1)	(13,301)	(0)	6,716	(6,586)
Operating and SG&A expenses	(1,016)	(888)	(1,218)	(100)	50	(3,172)
Depreciation, amortisation and net impairment losses	(1,569)	(5,641)	(92)	(35)	0	(7,338)
Exploration expenses	(154)	(1,567)	(0)	0	0	(1,721)
Net operating income	2,047	(6,134)	831	(49)	2	(3,303)
Additions to PP&E, intangibles and equity accounted investments	1,630	2,231	212	13	0	4,086
Balance sheet information						
Equity accounted investments	33	655	764	14	0	1,465
Non-current segment assets	32,692	39,445	5,240	642	0	78,018
Non-current assets, not allocated to segments						9,844
Total non-current assets						89,328

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million and impairment charges of USD 325 million.

The impairment reversals relate to unconventional onshore assets in North America amounting to USD 413 million and two conventional assets in the DPI segment amounting to USD 220 million, and are mainly driven by updated business plans resulting in improved production profiles and lower operating and capital expenditures.

The impairment charges of USD 325 million relate to an unconventional onshore asset in North America as a result of a lower fair market valuation, a conventional asset in the DPI segment as a result of an updated business plan and acquisition costs of oil and gas prospects.

See also note 6 *Property, plant and equipment and intangible assets* for further information on impairments.

In the first quarter of 2015, Statoil recognised net impairment losses of USD 5,934 million, of which USD 140 million was recognised in the DPN segment and USD 5,767 million in the DPI segment. Of the impairment losses in the DPI segment, USD 3,910 million, including goodwill of USD 539 million, related to unconventional onshore assets in North America. Of the remaining USD 1,857 million, relating to conventional upstream assets, USD 1,419 million related to assets in the Gulf of Mexico. The impairments were mainly driven by a downward adjustment of the long term commodity price assumptions.

Revenues by geographic areas

When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the first quarter of 2016, Norway constitutes 78% and the US constitutes 13%.

Non-current assets by country

(in USD million)	At 31 March 2016	At 31 December 2015	At 31 March 2015
Norway	**33,396**	31,487	36,198
US	**20,594**	20,531	19,490
Angola	**5,203**	5,350	6,668
Brazil	**3,483**	3,474	3,885
UK	**3,227**	2,883	2,303
Canada	**2,495**	2,270	2,286
Algeria	**1,454**	1,435	1,590
Azerba jan	**1,398**	1,416	3,375
Other countries	**3,655**	3,435	3,688
Total non-current assets[1]	**74,905**	72,282	79,484

1)   Excluding deferred tax assets, pension assets and non-current financial assets.

3 Acquisitions and disposals

Acquisition of shares and votes in Lundin Petroleum AB

In the first quarter of 2016 Statoil acquired 11.93% of the issued share capital and votes in Lundin Petroleum AB for a total purchase price of SEK 4.6 billion (USD 541 million). The shares are accounted for as a non-current financial investment at fair value with changes in fair value through other comprehensive income. The fair value as of 31 March 2016 was USD 630 million and an unrealised gain before and after tax of USD 89 million is presented in the line item net gain (loss) on available for sale financial assets in the Consolidated statement of comprehensive income.

4 Financial items

(in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Full year 2015
Net foreign exchange gains (losses)	**8**	(249)	32	(245)
Interest income and other financial items	**48**	137	171	396
Gains (losses) derivative financial instruments	**824**	(268)	208	(491)
Interest and other finance expenses	**(255)**	(246)	(238)	(971)
Net financial items	**625**	(625)	173	(1,311)

Statoil has available a US Commercial paper program with a limit of USD 4 billion.
At 31 March 2016 there are no outstanding amounts under the US Commercial paper program.

5 Income tax

(in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Full year 2015
Income before tax	**1,685**	(473)	(3,129)	55
Income tax	**(1,074)**	(649)	(1,441)	(5,225)
Equivalent to a tax rate of	**63.7%**	>(100%)	(46.1%)	>100%

The tax rate for the Group for the first quarter of 2016 was primarily influenced by low tax rate on income from the Norwegian continental shelf caused by proportionally greater impact of uplift deduction and currency effects in entities that are taxable in other currencies than the functional currency. This was partially offset by write-off of deferred tax assets within Development and Production International segment, due to uncertainty related to future taxable income.

The tax rate for the first quarter of 2015 was primarily influenced by impairments with lower than average tax rates. The tax rate was partially offset by tax effect of foreign exchange losses in entities that are taxable in other currencies than the functional currency this quarter.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2015	62,006	9,452
Additions	2,506	137
Transfers	47	(47)
Disposals and reclassifications	(1)	(2)
Expensed exploration expenditures and impairment losses	0	(142)
Depreciation, amortisation and net impairment losses	(2,036)	(3)
Effect of foreign currency translation adjustments	2,054	99
Balance at 31 March 2016	64,576	9,494

Impairments

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million and impairment charges of USD 325 million. See also note 2 *Segments.*

First quarter 2016 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	(379)	(14)	(393)
Acquisition costs related to oil and gas prospects	0	84	84
Total net impairment losses/(reversals) recognised	(379)	71	(308)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment.

7 Provisions, commitments, contingent liabilities and contingent assets

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Subsequent events

On 20 April 2016, Statoil entered into a confidential agreement to divest unconventional non-core properties in the United States for a cash consideration of approximately USD 400 million. The closing of this transaction is subject to customary procedures, which are expected to be completed early third quarter 2016. Statoil does not expect to realise a gain or loss on this transaction, but Statoil impaired the carrying amount of these properties in first quarter of 2016 by USD 131 million. This impairment is reflected as part of depreciation, amortisation and net impairment losses and exploration expense in the Consolidated Statement of Income.

On 26 April 2016 the board of directors resolved to declare a dividend for the first quarter of 2016 of USD 0.2201 per share. The shares will trade ex-dividend on 10 August 2016 on both the Oslo Børs (OSE) and for American depositary receipt (ADR) holders at the New York Stock Exchange (NYSE). Proposed dividend of USD 0.2201 per share for the fourth quarter of 2015 is expected to be adopted by the annual general meeting of shareholders on 11 May 2016 and the shares will trade ex-dividend on 12 May 2016 on OSE and for ADR holders at NYSE.

Subject to approval of the proposed scrip dividend programme at the annual general meeting (AGM) 11 May 2016, shareholders will get the option to receive the dividend for the first quarter in newly issued shares in Statoil at a 5% discount. Further information on the scrip programme for first quarter will be published in due course.

9 Change of presentation currency – re-presentation of comparative periods

On 1 January 2016 Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollars (USD). The change was made mainly in order to better reflect the underlying USD exposure of Statoil's business activities and to align with industry practice.
The change in presentation currency has been accounted for as a policy change, and comparative figures have been re-presented to USD, to reflect the change in presentation currency.

The re-presented Consolidated statement of income, Consolidated statement of other comprehensive income, Consolidated balance sheet, Consolidated statement of changes in equity, Consolidated statement of cash flows and the segment information are presented in USD in this note disclosure for the periods ending 31 December 2014, 31 December 2015 and for the four quarters of 2015. The changes made to each of the statements and to the segment information are described below. There are no policy changes other than the change in presentation currency.

The different components of assets and liabilities in USD correspond to the amount published in NOK translated at the USD/NOK closing rate applicable at the end of each reporting period. The same relates to the equity as a whole. As such, the change in presentation currency will not impact the valuation of assets, liabilities, equity or any ratios between these components, such as debt to equity ratios.

All currency translation adjustments have been set to zero as of 1 January 2006, which was the date of Statoil's transition to IFRS. Translation adjustments and cumulative translation adjustments have been presented as if Statoil had used USD as the presentation currency from that date.

The recalculation of currency translation adjustments in USD has an impact on the distribution of shareholders' equity for comparable periods, between currency translation adjustments and other components of equity. Together with changes in net income arising from the change in presentation currency, these effects are presented as re-presentations in the table below.

EFFECT OF CHANGES IN REPORTED EQUITY

(unaudited) 31 December, 2014	Historical Consolidated financial statements in NOK billion	Historical Consolidated financial statements in USD million[1]	Re-presentation in USD million	Consolidated financial statements in USD million
Share capital	8.0	1,072	67	1,139
Additional paid-in capital	40.2	5,408	306	5,714
Retained earnings	268.4	36,097	9,580	45,677
Currency translation adjustments	64.3	8,650	(9,955)	(1,305)
Non-controlling interests	0.4	54	3	57
Total equity	381.2	51,282	0	51,282

1) Translated at exchange rate NOK 7,4332 : USD 1 as of 31 December 2014.

(unaudited) 31 December, 2015	Historical Consolidated financial statements in NOK billion	Historical Consolidated financial statements in USD million[1]	Re-presentation in USD million	Consolidated financial statements in USD million
Share capital	8.0	905	234	1,139
Additional paid-in capital	40.1	4,552	1,168	5,720
Retained earnings	215.1	24,417	14,276	38,693
Currency translation adjustments	91.6	10,398	(15,679)	(5,281)
Non-controlling interests	0.3	34	2	36
Total equity	355.1	40,307	0	40,307

1) Translated at exchange rate NOK 8,8090 : USD 1 as of 31 December 2015.

The Consolidated statement of income, Consolidated statement of other comprehensive income, Consolidated statement of changes in equity and Consolidated statement of cash flows have been re-presented to reflect the currency rates of transactions in foreign currencies at the date of the transactions.

Upon disposal of a foreign operation accumulated currency translation adjustments arising from currency movements between the Group's presentation currency and the operational currency of the foreign operation are reclassified from equity to profit or loss and included as part of the gain or loss from the disposal, presented as other income. When changing the Group's presentation currency from NOK to USD, the gains or losses from such disposals have been changed to reflect accumulated currency gains or losses being calculated based on USD being the presentation currency rather than NOK. These effects are presented as re-presentations in the table below.

EFFECT OF CHANGES IN REPORTED NET INCOME

(unaudited) Net income	Historical Consolidated financial statements in NOK billion	Historical Consolidated financial statements in USD million[1]	Re-presentation in USD million	Consolidated financial statements in USD million
Full year 2014	22	3,831	56	3,887
Q4 2015	(9)	(1,074)	(48)	(1,122)
Q3 2015	(3)	(341)	(2)	(343)
Q2 2015	10	1,299	(433)	866
Q1 2015	(35)	(4,568)	(2)	(4,571)
Full year 2015	(37)	(4,684)	(485)	(5,169)

1)   Translated at average exchange rates for the quarters.

The disposal with most significant effect on the net income of the Group is the disposal of Statoil's interests in Shah Deniz, presented within the DPI segment in the second quarter 2015, for which the gain presented in NOK included NOK 3.2 billion arising from reclassification of accumulated translation differences. As the disposed foreign operation had USD as functional currency, there are no accumulated translation differences when presented in USD for this transaction.

The Statement of cash flow has been re-presented to reflect the changes described above and based on the currency rates applicable at the transaction dates of relevant transactions. The re-presentation impacts the classification between the different lines in the statement of cash flow, between currency translation adjustments and other components of cash flow.

CONSOLIDATED STATEMENT OF INCOME

Q1 2015	Q2 2015	Q3 2015	Q4 2015	(unaudited, in USD million)	2015	Full year 2014
	Quarters					
15,404	16,041	13,647	12,809	Revenues	57,900	96,708
39	28	(60)	(35)	Net income from equity accounted investments	(29)	(34)
70	1,353	27	320	Other income	1,770	2,590
15,513	17,422	13,614	13,093	Total revenues and other income	59,642	99,264
(6,586)	(7,307)	(6,388)	(5,974)	Purchases [net of inventory variation]	(26,254)	(47,980)
(2,928)	(2,733)	(2,605)	(2,246)	Operating expenses	(10,512)	(11,657)
(244)	(189)	(219)	(270)	Selling, general and administrative expenses	(921)	(1,159)
(7,338)	(3,087)	(2,319)	(3,972)	Depreciation, amortisation and net impairment losses	(16,715)	(15,925)
(1,721)	(471)	(1,201)	(480)	Exploration expenses	(3,872)	(4,666)
(3,303)	3,635	883	152	Net operating income	1,366	17,878
173	(940)	80	(625)	Net financial items	(1,311)	20
(3,129)	2,695	963	(473)	Income before tax	55	17,898
(1,441)	(1,829)	(1,306)	(649)	Income tax	(5,225)	(14,011)
(4,571)	866	(343)	(1,122)	Net income	(5,169)	3,887
(4,578)	861	(348)	(1,126)	Attributable to equity holders of the company	(5,192)	3,871
8	5	5	4	Attributable to non-controlling interests	22	16
(1.44)	0.27	(0.11)	(0.35)	Basic earnings per share (in USD)	(1.63)	1.22
(1.44)	0.27	(0.11)	(0.35)	Diluted earnings per share (in USD)	(1.63)	1.21
3,180	3,180	3,179	3,178	Weighted average number of ordinary shares outstanding (in millions)	3,179	3,180

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters						Full year
Q1 2015	Q2 2015	Q3 2015	Q4 2015	(unaudited, in USD million)	2015	2014
(4,571)	866	(343)	(1,122)	Net income	(5,169)	3,887
359	240	(13)	1,013	Actuarial gain (loss) on defined benefit pension plans	1,599	636
(101)	(64)	(6)	(290)	Income tax effect on income and expenses recognised in OCI	(461)	(56)
258	176	(19)	722	Items that will not be reclassified to the Consolidated statement of income	1,138	580
(2,266)	833	(1,887)	(656)	Currency translation adjustments	(3,976)	(5,167)
(2,266)	833	(1,887)	(656)	Items that may be subsequently reclassified to the Consolidated statement of income	(3,976)	(5,167)
(2,008)	1,009	(1,905)	66	Other comprehensive income	(2,838)	(4,587)
(6,578)	1,875	(2,248)	(1,056)	Total comprehensive income	(8,007)	(701)
(6,586)	1,870	(2,253)	(1,060)	Attributable to the equity holders of the company	(8,030)	(717)
8	5	5	4	Attributable to non-controlling interests	22	16

CONSOLIDATED BALANCE SHEET

At 30 September 2015	At 30 June 2015	At 31 March 2015	(unaudited, in USD million)	At 31 December 2015	At 31 December 2014	At 31 December 2013
			ASSETS			
65,846	67,305	68,571	Property, plant and equipment	62,006	75,619	80,115
8,969	9,838	9,447	Intangible assets	9,452	11,458	15,039
1,083	1,196	1,465	Equity accounted investments	824	1,127	1,218
1,708	1,540	2,037	Deferred tax assets	2,022	1,732	1,355
721	1,045	916	Pension assets	1,284	1,072	863
2,931	2,786	3,557	Derivative financial instruments	2,697	4,023	3,625
2,310	2,285	2,364	Financial investments	2,336	2,634	2,703
910	928	971	Prepayments and financial receivables	967	766	1,402
84,477	86,924	89,328	Total non-current assets	81,588	98,430	106,321
2,855	3,362	3,029	Inventories	2,502	3,193	4,861
7,369	9,505	9,699	Trade and other receivables	6,671	11,212	13,452
388	456	844	Derivative financial instruments	542	717	476
12,948	13,658	12,110	Financial investments	9,817	7,968	6,446
7,722	7,003	8,657	Cash and cash equivalents	8,623	11,182	14,016
31,283	33,983	34,338	Total current assets	28,154	34,272	39,251
115,760	120,907	123,666	Total assets	109,742	132,702	145,572
			EQUITY AND LIABILITIES			
42,028	44,980	44,643	Shareholders' equity	40,271	51,225	58,432
40	48	53	Non-controlling interests	36	57	81
42,068	45,029	44,696	Total equity	40,307	51,282	58,513
31,082	31,194	30,930	Finance debt	29,965	27,593	27,197
7,789	8,366	8,259	Deferred tax liabilities	7,421	9,613	11,672
3,244	3,401	3,486	Pension liabilities	2,979	3,752	3,666
14,214	14,412	15,389	Provisions	12,422	15,766	16,722
1,041	1,076	993	Derivative financial instruments	1,285	611	366
57,369	58,449	59,057	Total non-current liabilities	54,073	57,335	59,622
9,915	11,130	11,896	Trade and other payables	9,333	13,545	15,712
3,740	3,842	5,532	Current tax payable	2,740	5,321	8,678
1,667	1,344	2,306	Finance debt	2,326	3,561	2,806
674	728	0	Dividends payable	700	770	0
327	386	178	Derivative financial instruments	264	887	241
16,323	17,430	19,913	Total current liabilities	15,363	24,085	27,437
73,692	75,879	78,970	Total liabilities	69,436	81,420	87,059
115,760	120,907	123,666	Total equity and liabilities	109,743	132,702	145,572

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2013	1,139	5,741	47,690	3,863	58,432	81	58,513
Net income for the period			3,871		3,871	16	3,887
Other comprehensive income			580	(5,167)	(4,587)		(4,587)
Dividends			(6,517)		(6,517)		(6,517)
Other equity transactions		(26)	54		27	(39)	(12)
At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282
At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282
Net income for the period			(5,192)		(5,192)	22	(5,169)
Other comprehensive income			1,138	(3,976)	(2,838)		(2,838)
Dividends			(2,930)		(2,930)		(2,930)
Other equity transactions		6	0		6	(43)	(38)
At 31 December 2015	1,139	5,720	38,693	(5,281)	40,271	36	40,307

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282
Net income for the period			(4,578)		(4,578)	8	(4,571)
Other comprehensive income			258	(2,266)	(2,008)		(2,008)
Dividends			1		1		1
Other equity transactions		2	-		2	(11)	(9)
At 31 March 2015	1,139	5,717	41,358	(3,571)	44,643	53	44,696
Net income for the period			861		861	5	866
Other comprehensive income			176	833	1,009		1,009
Dividends			(1,532)		(1,532)		(1,532)
Other equity transactions		-	-		-	(10)	(11)
At 30 June 2015	1,139	5,716	40,863	(2,738)	44,980	48	45,029
Net income for the period			(348)		(348)	5	(343)
Other comprehensive income			(19)	(1,887)	(1,905)		(1,905)
Dividends			(700)		(700)		(700)
Other equity transactions		1	-		1	(14)	(12)
At 30 September 2015	1,139	5,718	39,797	(4,625)	42,028	40	42,068
Net income for the period			(1,126)		(1,126)	4	(1,122)
Other comprehensive income			722	(656)	66		66
Dividends			(700)		(700)		(700)
Other equity transactions		2	-		2	(8)	(6)
At 31 December 2015	1,139	5,720	38,693	(5,281)	40,271	36	40,307

CONSOLIDATED STATEMENT OF CASH FLOWS

Q1 2015	Q2 2015	Q3 2015	Q4 2015	(unaudited, in USD million)	2015	2014
		Quarters			Full year	
(3,129)	2,695	963	(473)	Income before tax	55	17,898
7,338	3,087	2,319	3,972	Depreciation, amortisation and net impairment losses	16,715	15,925
1,423	(53)	902	(108)	Exploration expenditures written off	2,164	2,097
447	(729)	1,024	424	(Gains) losses on foreign currency transactions and balances	1,166	883
(59)	(1,346)	(9)	(301)	(Gains) losses on sales of assets and businesses	(1,716)	(1,998)
(299)	424	65	367	(Increase) decrease in other items related to operating activities	558	(1,671)
12	1,449	(171)	262	(Increase) decrease in net derivative financial instruments	1,551	254
114	84	84	81	Interest received	363	341
(81)	(134)	(91)	(137)	Interest paid	(443)	(551)
5,765	5,476	5,085	4,087	Cash flows provided by operating activities before taxes paid and working capital items	20,414	33,178
(1,671)	(3,033)	(1,149)	(2,226)	Taxes paid	(8,078)	(15,308)
(354)	94	1,195	357	(Increase) decrease in working capital	1,292	2,335
3,740	2,538	5,132	2,218	Cash flows provided by operating activities	13,628	20,205
0	0	0	(398)	Additions through business combinations	(398)	0
(3,963)	(4,363)	(3,978)	(3,214)	Capital expenditures and investments	(15,518)	(19,497)
(4,857)	(456)	(310)	2,810	(Increase) decrease in financial investments	(2,813)	(1,919)
1	108	6	(136)	(Increase) decrease in other non-current items	(22)	128
481	2,650	429	690	Proceeds from sale of assets and businesses	4,249	3,514
(8,338)	(2,061)	(3,854)	(248)	Cash flows used in investing activities	(14,501)	(17,775)
4,262	2	0	9	New finance debt	4,272	3,010
(1,427)	(18)	(8)	(11)	Repayment of finance debt	(1,464)	(1,537)
(757)	(735)	(687)	(658)	Dividend paid	(2,836)	(5,499)
665	(1,460)	317	(224)	Net current finance debt and other	(701)	(2)
2,742	(2,210)	(378)	(884)	Cash flows provided by (used in) financing activities	(729)	(4,028)
(1,856)	(1,733)	900	1,086	Net increase (decrease) in cash and cash equivalents	(1,602)	(1,598)
(580)	70	(166)	(194)	Effect of exchange rate changes on cash and cash equivalents	(871)	(1,329)
11,085	8,650	6,987	7,721	Cash and cash equivalents at the beginning of the period (net of overdraft)	11,085	14,013
8,649	6,986	7,721	8,613	Cash and cash equivalents at the end of the period (net of overdraft)	8,613	11,085

REPORTING SEGMENTS

Fourth quarter 2015 (unaudited, in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Income statement						
Revenues third party and other income	150	(117)	13,049	47	0	13,128
Revenues inter-segment	3,937	1,373	39	1	(5,350)	(0)
Net income from equity accounted investments	0	(47)	3	8	0	(35)
Total revenues and other income	4,087	1,209	13,091	57	(5,350)	13,093
Purchases [net of inventory variation]	(0)	(8)	(11,362)	(0)	5,396	(5,974)
Operating and SG&A expenses	(600)	(702)	(1,157)	(103)	45	(2,516)
Depreciation, amortisation and net impairment losses	(1,666)	(2,168)	(98)	(40)	0	(3,972)
Exploration expenses	(117)	(363)	0	0	0	(480)
Net operating income	1,704	(2,031)	474	(87)	92	152
Additions to PP&E, intangibles and equity accounted investments	1,385	1,946	291	49	0	3,670
Balance sheet information						
Equity accounted investments	5	333	214	272	0	824
Non-current segment assets	27,706	37,475	5,588	690	0	71,458
Non-current assets, not allocated to segments						9,305
Total non-current assets						81,588

Third quarter 2015 (unaudited, in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Income statement						
Revenues third party and other income	(36)	(114)	13,802	23	0	13,674
Revenues inter-segment	4,093	1,588	37	(1)	(5,718)	0
Net income from equity accounted investments	0	(70)	12	(3)	0	(60)
Total revenues and other income	4,057	1,404	13,851	20	(5,718)	13,614
Purchases [net of inventory variation]	(0)	0	(12,212)	0	5,825	(6,388)
Operating and SG&A expenses	(814)	(917)	(1,047)	(76)	31	(2,823)
Depreciation, amortisation and net impairment losses	(1,419)	(1,249)	383	(35)	0	(2,319)
Exploration expenses	(133)	(1,068)	(0)	0	0	(1,201)
Net operating income	1,690	(1,829)	975	(91)	137	883
Additions to PP&E, intangibles and equity accounted investments	1,518	1,958	137	185	0	3,798
Balance sheet information						
Equity accounted investments	5	555	237	285	0	1,083
Non-current segment assets	30,455	38,036	5,554	770	0	74,815
Non-current assets, not allocated to segments						8,579
Total non-current assets						84,477

Second quarter 2015 (unaudited, in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Income statement						
Revenues third party and other income	38	1,505	15,662	188	0	17,394
Revenues inter-segment	4,371	2,105	48	0	(6,525)	0
Net income from equity accounted investments	(0)	12	13	3	0	28
Total revenues and other income	4,409	3,623	15,723	191	(6,525)	17,422
Purchases [net of inventory variation]	0	(1)	(13,672)	(0)	6,366	(7,307)
Operating and SG&A expenses	(792)	(884)	(1,243)	(63)	60	(2,922)
Depreciation, amortisation and net impairment losses	(1,725)	(1,174)	(156)	(32)	0	(3,087)
Exploration expenses	(173)	(299)	0	0	0	(471)
Net operating income	1,720	1,265	652	96	(98)	3,635
Additions to PP&E, intangibles and equity accounted investments	1,760	1,985	259	26	0	4,030
Balance sheet information						
Equity accounted investments	6	626	550	14	0	1,196
Non-current segment assets	32,718	38,503	5,400	522	0	77,143
Non-current assets, not allocated to segments						8,585
Total non-current assets						86,924

First quarter 2015 (unaudited, in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Income statement						
Revenues third party and other income	(274)	303	15,356	90	0	15,474
Revenues inter-segment	5,057	1,648	60	0	(6,765)	0
Net income from equity accounted investments	3	13	27	(4)	0	39
Total revenues and other income	4,786	1,964	15,442	86	(6,765)	15,513
Purchases [net of inventory variation]	(0)	(1)	(13,301)	(0)	6,716	(6,586)
Operating and SG&A expenses	(1,016)	(888)	(1,218)	(100)	50	(3,172)
Depreciation, amortisation and net impairment losses	(1,569)	(5,641)	(92)	(35)	0	(7,338)
Exploration expenses	(154)	(1,567)	(0)	0	0	(1,721)
Net operating income	2,047	(6,134)	831	(49)	2	(3,303)
Additions to PP&E, intangibles and equity accounted investments	1,630	2,231	212	13	0	4,086
Balance sheet information						
Equity accounted investments	33	655	764	14	0	1,465
Non-current segment assets	32,692	39,445	5,240	642	0	78,018
Non-current assets, not allocated to segments						9,844
Total non-current assets						89,328

Full year 2015 (unaudited, in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Income statement						
Revenues third party and other income	(123)	1,576	57,869	349	0	59,671
Revenues inter-segment	17,459	6,715	183	1	(24,357)	(0)
Net income from equity accounted investments	3	(91)	55	4	0	(29)
Total revenues and other income	17,339	8,200	58,107	354	(24,357)	59,642
Purchases [net of inventory variation]	(0)	(10)	(50,547)	(0)	24,303	(26,254)
Operating and SG&A expenses	(3,223)	(3,391)	(4,664)	(342)	187	(11,433)
Depreciation, amortisation and net impairment losses	(6,379)	(10,231)	37	(142)	0	(16,715)
Exploration expenses	(576)	(3,296)	(0)	0	0	(3,872)
Net operating income	7,161	(8,729)	2,932	(130)	133	1,366
Additions to PP&E, intangibles and equity accounted investments	6,293	8,119	900	273	0	15,584
Balance sheet information						
Equity accounted investments	5	333	214	272	0	824
Non-current segment assets	27,706	37,475	5,588	690	0	71,458
Non-current assets, not allocated to segments						9,305
Total non-current assets						81,588

Full year 2014 (unaudited, in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Income statement						
Revenues third party and other income	1,347	3,017	94,814	120	0	99,299
Revenues inter-segment	27,568	10,757	286	1	(38,612)	0
Net income from equity accounted investments	11	(113)	73	(5)	0	(34)
Total revenues and other income	28,926	13,661	95,174	116	(38,612)	99,264
Purchases [net of inventory variation]	(0)	(2)	(86,689)	0	38,711	(47,980)
Operating and SG&A expenses	(4,034)	(3,654)	(5,287)	(161)	321	(12,815)
Depreciation, amortisation and net impairment losses	(6,301)	(8,885)	(583)	(156)	0	(15,925)
Exploration expenses	(838)	(3,824)	(4)	0	0	(4,666)
Net operating income	17,753	(2,703)	2,610	(202)	420	17,878
Additions to PP&E, intangibles and equity accounted investments	8,817	9,750	1,225	132	0	19,924
Balance sheet information						
Equity accounted investments	32	640	434	20	0	1,127
Non-current segment assets	35,243	44,912	6,234	688	0	87,077
Non-current assets, not allocated to segments						10,226
Total non-current assets						98,430

Supplementary disclosures

OPERATIONAL DATA

Operational data	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
Prices				
Average Brent oil price (USD/bbl)	**33.9**	43.8	53.9	(37%)
DPN average liquids price (USD/bbl)	**30.7**	40.7	50.1	(39%)
DPI average liquids price (USD/bbl)	**25.6**	35.5	42.7	(40%)
Group average liquids price (USD/bbl)	**28.7**	38.4	47.0	(39%)
Group average liquids price (NOK/bbl) [1]	**248.0**	327.7	364.5	(32%)
Transfer price natural gas (USD/mmbtu) [9]	**4.00**	4.75	5.90	(32%)
Average invoiced gas prices - Europe (USD/mmbtu) [8]	**5.45**	6.18	7.88	(31%)
Average invoiced gas prices - North America (USD/mmbtu) [8]	**2.29**	1.99	4.38	(48%)
Refining reference margin (USD/bbl) [2]	**4.3**	5.7	7.1	(39%)
Entitlement production (mboe per day)				
DPN entitlement liquids production	**602**	610	599	1%
DPI entitlement liquids production	**434**	463	445	(2%)
Group entitlement liquids production	**1,036**	1,073	1,044	(1%)
DPN entitlement gas production	**719**	699	698	3%
DPI entitlement gas production	**155**	149	136	14%
Group entitlement gas production	**873**	848	834	5%
Total entitlement liquids and gas production [3]	**1,909**	1,921	1,878	2%
Equity production (mboe per day)				
DPN equity liquids production	**602**	610	599	1%
DPI equity liquids production	**552**	569	582	(5%)
Group equity liquids production	**1,154**	1,179	1,181	(2%)
DPN equity gas production	**719**	699	698	3%
DPI equity gas production	**182**	168	177	3%
Group equity gas production	**901**	867	875	3%
Total equity liquids and gas production [4]	**2,054**	2,046	2,056	(0%)
MMP sales volumes				
Crude oil sales volumes (mmbl)	**205.0**	209.0	202.0	1%
Natural gas sales Statoil entitlement (bcm)	**12.2**	11.9	12.1	0%
Natural gas sales third-party volumes (bcm)	**2.7**	1.7	3.4	(21%)

EXCHANGE RATES

Exchange rates	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
NOK/USD average daily exchange rate	**0.1156**	0.1173	0.1289	(10%)
NOK/USD period-end exchange rate	**0.1209**	0.1135	0.1236	(2%)
USD/NOK average daily exchange rate	**8.6482**	8.5273	7.7594	11%
USD/NOK period-end exchange rate	**8.2692**	8.8090	8.0895	2%
EUR/USD average daily exchange rate	**1.1015**	1.0948	1.1253	(2%)
EUR/USD period-end exchange rate	**1.1385**	1.0920	1.0759	6%

EXPLORATION EXPENSES

Adjusted exploration expenses (in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
DPN exploration expenditures (activity)	**105**	136	204	(49%)
DPI exploration expenditures (activity)	**239**	640	506	(53%)
Group exploration expenditures (activity)	**344**	776	710	(52%)
Expensed, previously capitalised exploration expenditure	**71**	23	54	32%
Capitalised share of current period's exploration activity	**(135)**	(189)	(413)	(67%)
Impairment (reversal of impairment)	**71**	(131)	1,369	(95%)
Exploration expenses IFRS	**351**	480	1,721	(80%)
Adjustments	**(71)**	10	(1,369)	-
Adjusted exploration expenses	**280**	490	351	(20%)

NET ADJUSTED FINANCIAL ITEMS 2016

Net adjusted financial items in the first quarter of 2016 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	48	8	824	(255)	625	(402)	223
Foreign exchange (FX) impacts (incl. derivatives)	31	(8)	-	-	23	-	-
Interest rate (IR) derivatives	-	-	(824)	-	(824)	-	-
Adjusted financial items excluding FX and IR derivatives	79	0	0	(255)	(176)	78	(98)

NET ADJUSTED FINANCIAL ITEMS 2015

Net adjusted financial items in the first quarter of 2015 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Adjusted financial items excluding FX and IR derivatives	158	0	0	(238)	(80)	(17)	(97)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

| | First quarter | | | | | |
| | 2016 | | | 2015 | | |
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
DPN	1,301	(838)	463	2,443	(1,713)	730
DPI	(800)	152	(647)	(282)	(107)	(389)
MMP	431	(76)	355	890	(262)	628
Other	(76)	27	(49)	(106)	39	(67)
Group	857	(735)	122	2,945	(2,043)	902
Effective tax rates on adjusted earnings			85.8%			69.4%

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

| HSE | Quarters | |
Twelve month average per	Q1 2016	Q1 2015
Total recordable injury frequency (TRIF)	2.7	3.0
Actual serious incident frequency (Actual SIF)	0.21	0.20
Accidental oil spills	139	213
Accidental oil spills (cubic metres)	22	86

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2015 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)
- Adjusted earnings after tax
- Net interest-bearing debt adjusted
- Net debt to capital employed ratio
- Net debt to capital employed ratio adjusted
- Organic capital expenditures

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:
- Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from Adjusted Earnings. In addition, adjustments are also made for changes in the unrealised **fair value of derivatives** related to some natural gas trading activities, where only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lower of cost and market price. If market prices increase above cost price, there will be a loss in the IFRS income statement since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market value of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes reflects operational performance and increase comparability with peers
- Statoil holds **operational storage** which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Internal unrealised profit on inventories:** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc

The measure **adjusted earnings after tax** excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency

in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 March 2016	At 31 December 2015	At 31 March 2015
Shareholders' equity		42,162	40,271	44,643
Non-controlling interests		36	36	53
Total equity	A	42,198	40,307	44,696
Current finance debt		2,796	2,326	2,306
Non-current finance debt		30,210	29,965	30,930
Gross interest-bearing debt	B	33,006	32,291	33,236
Cash and cash equivalents		8,540	8,623	8,657
Current financial investments		9,292	9,817	12,110
Cash and cash equivalents and financial investment	C	17,831	18,440	20,767
Net interest-bearing debt before adjustments [10]	B1 = B-C	15,175	13,852	12,469
Other interest-bearing elements [1]		1,191	1,111	1,142
Marketing instruction adjustment [2]		(211)	(215)	(226)
Adjustment for project loan [3]		-	-	(18)
Net interest-bearing debt adjusted [5]	B2	16,155	14,748	13,366
Normalisation for cash-build up before tax payment (50% of Tax Payment) [4]		345	-	730
Net interest-bearing debt adjusted [5]	B3	16,500	14,748	14,096
Calculation of capital employed [5]:				
Capital employed before adjustments to net interest-bearing debt	A+B1	57,373	54,159	57,165
Capital employed before normalisation for cash build up for tax payment	A+B2	58,353	55,055	58,062
Capital employed adjusted	A+B3	58,698	55,055	58,792
Calculated net debt to capital employed [5]:				
Net debt to capital employed before adjustments	(B1)/(A+B1)	26.5%	25.6%	21.8%
Net debt to capital employed before normalisation for tax payment	(B2)/(A+B2)	27.7%	26.8%	23.0%
Net debt to capital employed adjusted	(B3)/(A+B3)	28.1%	26.8%	24.0%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.
2) Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil's Consolidated balance sheet.
3) Adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.
4) Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were USD 690 million and USD 1,503 million as of March 2016 and 2015, respectively.

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the first quarter of 2016 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	**1,060**	1,325	(473)	303	(95)
Total revenues and other income	**64**	(113)	59	118	-
Changes in fair value of derivatives	**(36)**	(6)	-	(30)	-
Periodisation of inventory hedging effect	**149**	-	-	149	-
Over-/underlift	**(48)**	(107)	59	-	-
Purchases [net of inventory variation]	**(53)**	-	-	(39)	(14)
Operational storage effects	**(39)**	-	-	(39)	-
Eliminations	**(14)**	-	-	-	(14)
Operating and administrative expenses	**94**	89	(72)	50	27
Over-/underlift	**16**	88	(72)	-	-
Other adjustments	**19**	1	-	-	18
Provisions	**59**	-	-	50	9
Depreciation, amortisation and impairment	**(379)**	-	(385)	-	6
Impairment	**152**	-	147	-	6
Reversal of Impairment	**(531)**	-	(531)	-	-
Exploration expenses	**71**	-	71	-	-
Impairment	**173**	-	173	-	-
Reversal of Impairment	**(102)**	-	(102)	-	-
Sum of adjustments to net operating income	**(203)**	(24)	(327)	129	19
Adjusted earnings [5]	**857**	1,301	(800)	431	(76)
Tax on adjusted earnings	**(735)**	(838)	152	(76)	27
Adjusted earnings after tax [5]	**122**	463	(647)	355	(49)

Items impacting net operating income in the first quarter of 2015 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	(3,303)	2,047	(6,134)	831	(47)
Total revenues and other income	148	143	(2)	66	(59)
Changes in fair value of derivatives	307	298	-	10	-
Periodisation of inventory hedging effect	56	-	-	56	-
Over-/underlift	(156)	(154)	(2)	-	-
Gain/loss on sale of assets	(57)	-	-	-	(57)
Eliminations	(2)	-	-	-	(2)
Purchases [net of inventory variation]	(17)	-	-	(17)	-
Operational storage effects	(17)	-	-	(17)	-
Operating expenses	178	112	59	7	-
Over-/underlift	144	85	59	-	-
Other adjustments	34	27	-	7	-
Selling, general and administrative expenses	3	-	-	3	-
Other adjustments	3	-	-	3	-
Depreciation, amortisation and impairment	4,566	140	4,426	-	-
Impairment	4,566	140	4,426	-	-
Exploration expenses	1,369	-	1,369	-	-
Impairment	1,369	-	1,369	-	-
Sum of adjustments to net operating income	6,248	396	5,852	59	(59)
Adjusted earnings [5]	2,945	2,443	(282)	890	(106)
Tax on adjusted earnings	(2,043)	(1,713)	(107)	(262)	39
Adjusted earnings after tax [5]	902	730	(389)	628	(67)

Adjusted earnings Marketing, Midstream and Processing

Adjusted earnings break down (in USD million)	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
Natural Gas Europe	**24**	180	274	(91.2%)
Natural Gas US	**82**	45	182	(54.9%)
Liquids	**196**	20	197	(0.5%)
Other	**129**	179	237	(45.6%)
Adjusted earnings MMP	**431**	424	890	(51.6%)

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in USD million)		Q1 2016	Quarters Q1 2015
Net operating income (NOI)	A	**1,060**	(3,303)
Tax on NOI	B	**672**	1,909
NOI after tax	C = A-B	**388**	(5,212)
Adjustments	D	**(203)**	6,248
Tax on adjustments	E	**63**	134
Adjusted earnings after tax [5]	F = C+D-E	**122**	902
Net financial items	G	**625**	173
Tax on net financial items	H	**402**	(467)
Net income	I = C+G-H	**611**	(4,571)

Results presented in NOK for comparison purposes

The below NOK translated income statement numbers is provided for information purposes only, and is not to be considered a factual re-presentation as if the presentation currency of Statoil was NOK. See note 9 *Change of presentation currency – re-presentation of comparative periods* for effects of changing presentation currency.

The first quarter 2016 USD numbers have been translated to NOK using the NOK/USD average daily exchange rate for the quarter of 8.6482, while numbers for historic periods are presented as previously reported in NOK.

	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
IFRS Net operating income (NOK billion)	**9.2**	1.7	(25.6)	N/A
Adjusted earnings (NOK billion) [5]	**7.4**	15.2	22.9	(68%)
IFRS Net income (NOK billion)	**5.3**	(9.2)	(35.4)	N/A
Adjusted earnings after tax (NOK billion) [5]	**1.1**	1.6	7.0	(84%)
Total equity liquids and gas production (mboe per day) [4]	**2,054**	2,046	2,056	(0%)
Group average liquids price (USD/bbl) [1]	**29**	38	47	(39%)

Adjusted earnings (in NOK billion)	Q1 2016	Quarters Q4 2015	Q1 2015	Change Q1 on Q1
Adjusted total revenues and other income	**88.0**	112.7	121.5	(28%)
Adjusted purchases [6]	**(36.5)**	(49.5)	(51.2)	(29%)
Adjusted operating and administrative expenses	**(20.8)**	(20.5)	(23.2)	(10%)
Adjusted depreciation	**(20.9)**	(23.3)	(21.5)	(3%)
Adjusted exploration expenses	**(2.4)**	(4.2)	(2.7)	(11%)
Adjusted earnings [5]	**7.4**	15.2	22.9	(68%)
Adjusted earnings after tax [5]	**1.1**	1.6	7.0	(84%)

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; projections and future impact related to efficiency programmes, market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; the situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2. The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.
3. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
4. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.
5. These are non-GAAP figures. See report section Use and reconciliation of non-GAAP financial measures for details.
6. Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be priced on an arms-length basis.
7. The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.
8. The Group's average invoiced gas prices include volumes sold by the MMP segment.
9. The internal transfer price paid from MMP to DPN.
10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.
11. Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, capital expenditures and investments, (increase) decrease in other non-current items, proceeds from sale of assets and businesses and dividend paid. In Q1 2016 Lundin acquisition of USD 541 million is included as part of capital expenditures and investments.